Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock code: 981)
PRICE SENSITIVE INFORMATION
POSSIBLE VERY SUBSTANTIAL ACQUISITION
ESTABLISHMENT OF A JOINT VENTURE IN THE PRC

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

The Company is pleased to announce that BJEIT, BDAC and SMIC Beijing, a wholly-owned subsidiary of the Company, will enter into a non-legally binding Cooperation Framework Document today. Pursuant to the Cooperation Framework Document, BJEIT, BDAC and SMIC Beijing intend to jointly establish the Joint Venture in the PRC in respect of the development and operation of the Project.

An official ceremony for the signing of the Cooperation Framework Document will be attended by, among others, Beijing officials and Mr. Zhang Wenyi, the Chairman of the Board of SMIC.

BJEIT, BDAC and SMIC Beijing have agreed to negotiate in good faith with a view to entering into a definitive agreement in respect of the proposed establishment of the Joint Venture.

The proposed establishment of the Joint Venture, if proceeds, may constitute a very substantial acquisition of the Company pursuant to Chapter 14 of the Listing Rules.

Save for the provisions on confidentiality and effectiveness, the Cooperation Framework Document is not legally binding and the proposed establishment of the Joint Venture may or may not proceed. Shareholders of the Company and potential investors should exercise caution when dealing in the securities of the Company.

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

COOPERATION FRAMEWORK DOCUMENT

The Company is pleased to announce that BJEIT, BDAC and SMIC Beijing, a wholly-owned subsidiary of the Company, will enter into a non-legally binding Cooperation Framework Document today. Pursuant to the Cooperation Framework Document, BJEIT, BDAC and SMIC Beijing intend to jointly establish the Joint Venture in the PRC in respect of the development and operation of the Project.

An official ceremony for the signing of the Cooperation Framework Document will be attended by, among others, Beijing officials and Mr. Zhang Wenyi, the Chairman of the Board of SMIC.

The Cooperation Framework Document proposes the establishment of a Joint Venture. The Project will be developed in two phases. It is intended that the Joint Venture will carry on the development and operation of the Project, which will focus on the production of 45-20 nanometer integrated circuits with a goal of achieving eventual production capacity of about 70,000 12-inch wafers per month.

BJEIT, BDAC and SMIC Beijing have agreed to negotiate in good faith with a view to entering into a definitive agreement in respect of the proposed establishment of the Joint Venture.

INFORMATION OF THE COMPANY

The Company is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, the Company has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. The Company also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. In addition, the Company manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

INFORMATION OF BJEIT AND BDAC

BJEIT is primarily responsible for the development of industry, software and information technology service industry in Beijing. It is a part of the Beijing Municipal government.

BDAC is the only state economic and technological development area in Beijing Municipality that enjoys the preferential policies of the state economic and technological development area and state high-tech industrial parks.

Both BJEIT and BDAC are independent third parties.

REASONS FOR ENTERING INTO THE COOPERATION FRAMEWORK DOCUMENT

SMIC Beijing was established in Beijing Economic-Technological Development Area of the PRC in 2002. SMIC Beijing commenced operation as the first 12-inch wafer fab in the PRC in September 2004. Mass production of 90 nanometer products, 65 nanometer products and 55 nanometer products commenced in 2006, 2009 and 2011 respectively.

Through collaboration with the Beijing Municipal government, SMIC Beijing intends to build up new and more advanced production facilities on the existing production site. This cooperation will enable SMIC Beijing to expand its production scale, advance its nanotechnology service, reduce its costs of production and thus achieve a higher return.

In its efforts to promote the local economy and improve the economic infrastructure of Beijing, the Beijing Municipal government supports the integrated circuit industry because it is an innovation-driven high technology industry. The Beijing Municipal government has selected SMIC Beijing as a potential partner because over the past 10 years operating in the Beijing Economic-Technological Development Area, SMIC Beijing has built up its technology, team, operational experience, and customer base.

GENERAL

The proposed establishment of the Joint Venture, if proceeds, may constitute a very substantial acquisition of the Company pursuant to Chapter 14 of the Listing Rules.

Save for the provisions on confidentiality and effectiveness, the Cooperation Framework Document is not legally binding and the proposed establishment of the Joint Venture may or may not proceed. Shareholders of the Company and potential investors should exercise caution when dealing in the securities of the Company.

DEFINITIONS

“BDAC”	means Beijing Economic-Technological Development Area Management Committee
“BJEIT”	means Beijing Municipal Commission of Economy and
“Board”	means the board of Directors
“Company” or “SMIC”
means Semiconductor Manufacturing International
Corporation, a company incorporated in the Cayman
Islands with limited liability, the issued
Ordinary Shares and American Depositary Shares of
which are listed on the Main Board of the Stock
Exchange (Stock Code: 981) and the New York Stock
Exchange (NYSE: SMI), respectively

“Cooperation Framework Document”	means a non-legally binding cooperation framework document to be entered into among SMIC Beijing, BJEIT and BDAC today in respect of the proposed establishment of the Joint Venture
“Directors”	means the directors of the Company
“Joint Venture”	means a joint venture proposed to be established in the PRC by BJEIT, BDAC and SMIC Beijing pursuant to the Cooperation Framework Document
“Listing Rules”	means the Rules Governing the Listing of Securities on the Stock Exchange
“Ordinary Share(s)”	means share(s) of US$0.0004 each in the share capital of the Company listed on the Main Board of the Stock Exchange
“PRC”	means the People’s Republic of China, and for the purpose of this announcement, excluding Hong Kong, Macau and Taiwan
“Project”	means the development of 12-inch wafer production facilities in Beijing
“SMIC Beijing”	means Semiconductor Manufacturing International (Beijing) Corporation*, a wholly foreign-owned enterprise established in the PRC and a wholly-owned subsidiary of the Company
“Stock Exchange”	means the Stock Exchange of Hong Kong Limited
“US$”	means the United States dollars, the lawful currency of the United States of America

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This announcement contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the current global economic slowdown, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on April 27, 2012, especially in the “Risk Factors Related to Our Financial Condition and Business” and “Operating and Financial Review and Prospects” sections, and such other documents that SMIC may file with the SEC or the Hong Kong Stock Exchange from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this announcement may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this announcement. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, 15 May 2012

As at the date of this announcement, the Directors are Zhang Wenyi as Chairman of the Board and executive Director; Tzu-Yin Chiu as Chief Executive Officer and executive Director, Chen Shanzhi, Gao Yonggang, Lawrence Juen-Yee Lau (Datong Chen as his alternate) and Zhou Jie as non-executive Directors; and Tsuyoshi Kawanishi, Frank Meng and Lip-Bu Tan as independent non-executive Directors.